UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.
(Translation of registrant’s name into English)

Gilboa Street, Airport City
Ben Gurion Airport 7010000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of its 2013 Annual General Meeting of Shareholders and Proxy Statement for the 2013 Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s 2013 Annual General Meeting of Shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299) and on August 16, 2013 (Registration No. 333-190655).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: November 17, 2013	By:	/s/ Eyal Shohat
Name: Eyal Shohat
Title: Chief Legal Officer

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

November 17, 2013

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of shareholders of SodaStream International Ltd. (the “Company”) to be held on December 23, 2013 at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Annual General Meeting of shareholders, you will be asked to consider and vote on the proposals set forth in the enclosed Proxy Statement and the Company’s financial statements for the fiscal year ended December 31, 2012 will be reviewed. The Company’s board of directors recommends a vote “FOR” all of the proposals set forth in the Proxy Statement.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s proxy card, which will include instructions about voting by telephone or over the Internet.

The Company has fixed the close of business on November 22, 2013 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Annual General Meeting of shareholders and any adjournments thereof.

Additional information about the Company is contained in our most recent annual report on Form 20-F, which is available on our website at www.sodastream.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

Notice of ANNUAL General Meeting of Shareholders

TO BE HELD ON DECEMBER 23, 2013

Notice is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on December 23, 2013 at 4:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes:

1.	To reelect Mr. Yuval Cohen as a director of the Company, to serve as a Class II director and to hold office until the annual meeting of shareholders to be held in 2015, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.
2.	To reelect Mr. David Morris as a director of the Company, to serve as a Class III director and to hold office until the annual meeting of shareholders to be held in 2016, subject to, and in accordance with, the provisions of the Companies Law, and the articles of association of the Company, as amended from time to time.
3.	To reelect Mr. Eytan Glazer as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law.
4.	To reelect Ms. Lauri A. Hanover as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law.
5.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Companies Law.
6.	To approve an increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Share Option Plan by 290,000 ordinary shares.
7.	To approve the grant of options to the Company’s non-employee directors, including its external directors.
8.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.
9.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2012.
10.	To act upon such other matters as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals 1, 2, 6, 7 and 8.

Proposals 3, 4 and 5 are resolutions that require the affirmative vote of at least a majority of the votes of the shareholders present and voting at the Meeting on these proposals in person or by proxy, provided that either: (i) such majority includes at least a majority of the shares voted by shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed 2% of the outstanding voting power in the Company. If Proposal 5 is not passed at the Meeting, then Proposal 7 will also require the aforesaid special majority.

The term “Controlling Shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager. As of the date hereof, the Company is not aware of any Controlling Shareholders.

Shareholders of record at the close of business on November 22, 2013, are entitled to notice of and to vote at the Meeting.

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 23, 2013

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”).  The Meeting will be held on December 23, 2013 at 4:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

We are sending you this Proxy Statement because you hold SodaStream ordinary shares.  Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement, or vote by telephone or over the Internet in accordance with the instructions on your proxy card, in order to be represented at the Meeting or at any adjournment of the Meeting.

At the Meeting, the financial statements of the Company for the fiscal year ended December 31, 2012 will be reviewed pursuant to the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”). These financial statements are also available on the Company’s website at www.sodastream.com. In addition, shareholders will be asked to vote on the proposals further detailed below in this Proxy Statement.

The following matters are on the agenda for the Meeting:

1.	To reelect Mr. Yuval Cohen as a director of the Company, to serve as a Class II director and to hold office until the annual meeting of shareholders to be held in 2015, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.
2.	To reelect Mr. David Morris as a director of the Company, to serve as a Class III director and to hold office until the annual meeting of shareholders to be held in 2016, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.
3.	To reelect Mr. Eytan Glazer as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law.
4.	To reelect Ms. Lauri A. Hanover as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law.
5.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Companies Law.
6.	To approve an increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Share Option Plan by 290,000 ordinary shares.
7.	To approve the grant of options to the Company’s non-employee directors, including its external directors.
8.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.
9.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2012.
10.	To act upon such other matters as may properly come before the Meeting or any adjournment thereof.

Our board of directors recommends that you vote “FOR” each of the proposals above.

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Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on November 22, 2013 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about November 27, 2013.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Chief Financial Officer or the Chief Legal Officer of the Company or to vote in person at the Meeting.

You are also entitled to notice of the Meeting and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.  If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record.  As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting.  However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares.  Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card.  We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 7010000, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 48 hours before the time fixed for the Meeting on December 23, 2013.

In addition, if you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions, including voting by phone or through an Internet website.

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If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. Shareholders are required to notify us whether or not they have a “personal interest” in connection with Proposals 3, 4 and 5 (please see the definition of the term “personal interest” below under “Quorum and Required Vote”). If a shareholder casting a vote with respect to such proposals does not notify us whether or not they have a personal interest with respect thereto, their vote with respect to such proposals will not be counted. In addition, if Proposal 5 is not passed at the Meeting, in order for a vote to be counted on Proposal 7, shareholders are required to notify us whether or not they have a “personal interest” in connection with Proposal 7. In order to avoid confusion in the voting and tabulation process of shareholders’ votes, the enclosed form of proxy includes a certification that, unless otherwise indicated in the form of proxy, you do not have a personal interest in any of Proposals 3, 4, 5 and 7 and are not a Controlling Shareholder.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel, Attn: Eyal Shohat, Chief Legal Officer at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Quorum and Required Vote

As of October 31, 2013, there were 20,871,383 ordinary shares outstanding.  Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of The Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under The Nasdaq Global Select Market requirements.

If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals 1, 2, 6, 7 and 8.

Proposals 3, 4 and 5 are resolutions that require the affirmative vote of at least a majority of the votes of the shareholders present and voting at the Meeting on these proposals in person or by proxy, provided that either: (i) such majority includes at least a majority of the shares voted by shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed 2% of the outstanding voting power in the Company. As of the date hereof, the Company is not aware of any Controlling Shareholders. Under applicable Israeli law, in order for a vote on these proposals to be counted, the voting shareholder must indicate whether or not he or she has a personal interest in the vote. If Proposal 5 is not passed at the Meeting, then Proposal 7 will also require the aforesaid special majority. In order to avoid confusion in the voting and tabulation process of shareholders’ votes, the enclosed form of proxy includes a certification that, unless otherwise indicated in the form of proxy, you do not have a personal interest in any of Proposals 3, 4, 5 and 7 and are not a Controlling Shareholder.

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A “personal interest” of a shareholder is defined as: (1) such shareholder’s personal interest in an act or a transaction of the Company, including (i) a personal interest of such shareholder’s Relative; and (ii) a personal interest of a corporation in which such shareholder or any of his/her Relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company; and also excluding, only for Proposals 3 and 4, a personal interest not deriving from a relationship with a Controlling Shareholder.  A personal interest includes the personal interest of a person for whom a person holds a voting proxy or the personal interest of a person who holds a proxy with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. “Relative” means a shareholder’s spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term “Controlling Shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager.

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.sodastream.com.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2013 by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 20,871,383 ordinary shares outstanding as of October 31, 2013. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below is based.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd. Gilboa Street, Airport City 7010000 Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number (1)	Percentage (2)
FMR LLC and Affiliates (3)	2,618,498	12.5%
Real Property Investment Limited (4)	2,101,333	10.1%
Tremblant Capital Group (5)	1,948,871	9.3%
Cadian Capital Management, LLC and Eric Bannasch (6)	1,456,146	7.0%

Executive officers and directors
Yuval Cohen	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (7)	*	*
Daniel Birnbaum (8)	253,583	1.2%
Daniel Erdreich	*	*
Yonah Lloyd	*	*
Tali Haim	*	*
Yossi Azarzar	*	*
Eyal Shohat	*	*
Leon Paul	*	*
Mika Mazor	*	*
Ilan Nacasch	*	*
Yaron Kopel	*	*
All executive officers and directors as a group (14 persons) (9)	437,577	2.1%

* Less than 1%.

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(1) The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after October 31, 2013.

(2) If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2013 by FMR LLC (“FMR”). Consists of 2,618,498 ordinary shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 61,200 ordinary shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.

(4) Based on a Schedule 13G/A filed with the SEC on January 17, 2013. Includes 2,101,333 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, consisting, as of the date of the Schedule 13G/A, of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., P.O. Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey GY1 3HB, Channel Islands.

(5) Based on a Schedule 13G filed with the SEC on February 14, 2013 by Tremblant Capital Group (“Tremblant”). Tremblant has sole voting and dispositive power with respect to 1,455,053 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.

(6) Based on a Schedule 13G filed with the SEC on February 14, 2013 by Cadian Capital Management, LLC (“Cadian”) and Eric Bannasch (“Bannasch”) who share beneficial ownership over 1,456,146 ordinary shares. The principal address for both Cadian and Bannasch is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(7) The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.

(8) Consists of options to purchase 253,583 ordinary shares which are currently exercisable or exercisable within 60 days of October 31, 2013.

(9) Includes options to purchase 437,201 ordinary shares and 376 restricted share units which are currently exercisable or exercisable within 60 days of October 31, 2013.

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PROPOSALS NO. 1 and 2

REELECTION OF MESSRS. YUVAL COHEN AND DAVID MORRIS

AS DIRECTORS OF SODASTREAM

Background

Board of Directors

Our board of directors currently consists of five directors: Mr. Yuval Cohen, Mr. Daniel Birnbaum, Mr. Eytan Glazer, Ms. Lauri A. Hanover and Mr. David Morris. Mr. Glazer and Ms. Hanover serve as our external directors. Our articles of association provide that we may have between five and nine directors. Removal of any director prior to the expiry of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about the directors of the Company prior to the Meeting:

Name	Age	Position
Yuval Cohen	51	Chairman
Daniel Birnbaum	51	Director and Chief Executive Officer
Eytan Glazer	51	Director
Lauri A. Hanover	54	Director
David Morris	44	Director

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law) are divided into three classes. Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or reelection, such that, each year the term of office of only one class of directors will expire. Class I directors, consisting of Daniel Birnbaum, will hold office until our annual general meeting of shareholders to be held in 2014. There are currently no Class II directors. The term of our Class III directors, consisting of Messrs. Cohen and Morris, expires at the Meeting. In order for each class of directors to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors), Mr. Cohen is standing for reelection as a Class II director to hold office until our annual general meeting of shareholders to be held in 2015 and Mr. David Morris is standing for reelection as a Class III director to hold office until our annual general meeting of shareholders to be held in 2016. Mr. Cohen and Mr. Morris shall be elected by a vote of the holders of a majority of the voting power present and voting at the Meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his term expires, unless the tenure of such director expires or terminates earlier pursuant to the Companies Law or our articles of association.

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Our board of directors, following the recommendation of our nominating and governance committee, has nominated Mr. Cohen for reelection to serve as a Class II director of the Company, such office to expire at the annual general meeting to be held in 2015, and Mr. Morris for reelection to serve as a Class III director of the Company, such office to expire at the annual general meeting to be held in 2016.

Each of the above named nominees has consented to being named in this Proxy Statement and that informed us that he is willing to continue serving as a director if reelected.

In accordance with the Companies Law, each of the nominees for reelection to our board of directors has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company. In addition, Mr. Morris confirmed that he meets the requirements of an “Unaffiliated Director”, as defined in the Companies Law, and the audit committee approved his qualifications as such, as required by the Companies Law. Our board of directors has determined that Mr. Morris satisfies the independent director requirements under the NASDAQ Listing Rules and the rules of the SEC.

Each of Messrs. Cohen and Morris will continue to be entitled to the terms of compensation provided to our non-employee directors; namely, an annual cash retainer of $30,000, or $60,000 to the Chairman of our board of directors, a per meeting fee of $500 for any board or committee meeting attended, a fee of $250 per written consent of the board or a committee thereof, exculpation, indemnification and insurance to fullest extent permitted by the Companies Law and our articles of association and reimbursement for expenses arising from their directorship. If Proposal 7 is approved, we intend to grant each of Messrs. Cohen and Morris options to purchase our ordinary shares. For details, please see Proposal 7 below.

BOARD COMMITTEES

Our audit committee, compensation committee and nominating and governance committee each consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee and the compensation committee is Ms. Hanover. The chairperson of the nominating and governance committee is Mr. Glazer.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2012, our board of directors held eight meetings (including two written resolutions) and our audit committee held six meetings (including one written resolution). Each of our directors attended at least 87% of the aggregate number of board of directors or audit committee meetings, as applicable, held during the time he or she was serving as a director.

DIRECTOR INDEPENDENCE

As noted above, our board of directors has determined that Mr. Morris satisfies the independent director requirements under the NASDAQ Listing Rules and the rules of the SEC. In addition, our board of directors has determined that each of Mr. Eytan Glazer and Ms. Lauri A. Hanover satisfies the independent director requirements under the NASDAQ Listing Rules and the rules of the SEC. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is used in the NASDAQ Listing Rules and the rules of the SEC.

Mr. Yuval Cohen does not satisfy the independent director requirements under the NASDAQ Listing Rules. Pursuant to a Management Agreement with our former controlling shareholder, Fortissimo Capital, which was terminated at the time of our initial public offering in 2010, we made a payment of €1.75 million ($2.3 million) to Fortissimo Capital in 2010. Mr. Yuval Cohen then served and still serves as managing partner of Fortissimo Capital. Absent such payment in 2010 to Fortissimo Capital pursuant to the Management Agreement, Mr. Cohen would satisfy the independent director requirements under the NASDAQ Listing Rules. Therefore, he is expected to fully satisfy these requirements commencing in 2014.

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BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning Messrs. Yuval Cohen and David Morris, the nominees for reelection as a Class II and Class III director, respectively, and for each of the other directors (who, as noted, are not proposed for election at the Meeting), other than external directors, is set forth below. Biographical information concerning our external directors is set forth below under Proposals 3 and 4.

Non-External Directors Standing for Reelection

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Wix.com Ltd. (Nasdaq:WIX). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. He additionally manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Continuing Class I Director

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required for the approval of the below resolutions.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each nominee):

“RESOLVED, that Mr. Cohen be, and hereby is, reelected to serve as a Class II member of the board of directors of SodaStream International Ltd., until the annual meeting of shareholders in 2015, effective immediately.”

“RESOLVED, that Mr. Morris be, and hereby is, reelected to serve as a Class III member of the board of directors of SodaStream International Ltd., until the annual meeting of shareholders in 2016, effective immediately.”

Our board of directors recommends that you vote “FOR” the proposed resolutions.

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PROPOSALS NO. 3 and 4

REELECTION OF MR. EYTAN GLAZER AND MS. LAURI A. HANOVER

AS EXTERNAL DIRECTORS OF SODASTREAM

Background

The term of office of our current external directors, Mr. Glazer and Ms. Hanover, expires on February 7, 2014. Our board of directors has recommended that each of Mr. Glazer and Ms. Hanover be reelected at the Meeting for an additional three year term commencing immediately upon termination of their current term.

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Select Market, are required to have at least two external directors. The term of service of an external director is three years and, subject to certain conditions, may be extended indefinitely for additional three year terms.  A person may not serve as an external director of a company if, such person is a Relative of a Controlling Shareholder of the company, or at the date of the person’s appointment or within the prior two years, the person, the person’s Relative, the person’s partner, the person’s employer, anyone to whom that person is subordinate, whether directly or indirectly, or entities of which such person is a Controlling Shareholder, have or have had any affiliation with (1) the company; (2) a Controlling Shareholder or a Relative of a Controlling Shareholder of such company at the time of such person’s appointment; or (3) any entity that is either controlled by the company or under common control with the company at the time of such appointment or during the prior two years. If there is no Controlling Shareholder of the company, then such person may not have any affiliation with a holder of 5% or more of the issued share capital or voting rights, the chairman of the board, chief executive officer, or senior financial officer of the company at the time of the appointment.

The term “affiliation” includes:

•	an employment relationship;
•	any business or professional relationship, even if not maintained on a regular basis (excluding insignificant relationships);
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares to the public, if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term ‘‘office holder’’ is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If, at the time an external director is appointed, all members of the board of directors who are not Controlling Shareholders or their relatives are of the same gender, then that external director must be of the other gender.  In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the company’s other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, (2) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the company’s external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements and the extent that the director is able to understand the company’s financial statements and initiate a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. Our board of directors has determined that Ms. Hanover possesses the requisite financial and accounting expertise.

In accordance with the Companies Law, each of the nominees for reelection to our board of directors as external directors has certified to us that he or she satisfies all of the requirements of the Companies Law to serve as an external director. The board of directors has determined that Mr. Eytan Glazer and Ms. Lauri A. Hanover each continue to satisfy the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the rules of the SEC. Our board of directors has also determined that Ms. Hanover is an audit committee financial expert as defined by the SEC rules and, accordingly, has the requisite financial sophistication as defined by the Nasdaq Listing Rules.

All external directors are required to serve on the Company’s audit committee and compensation committee, and at least one external director is required to serve on each of the other committees of the Company’s board of directors that are authorized to exercise the powers of the Company’s board of directors. The chairpersons of the compensation committee and audit committee are required to be external directors.

Our board of directors, following the recommendation of the Company’s nominating and governance committee, has nominated each of Mr. Eytan Glazer and Ms. Lauri A. Hanover for reelection to serve as external directors of the Company for an additional three year term commencing from February 8, 2014. Each of the above named nominees has consented to being named in this Proxy Statement and has informed us that she or he is willing to continue serving as an external director if reelected. Ms. Hanover will continue to serve as the chairperson of the Company’s audit committee and compensation committee and Mr. Glazer will continue to serve as the chairperson of the nominating and governance committee.

Each of Ms. Hanover and Mr. Glazer will continue to be entitled to the same compensation as the other non-employee directors, namely, the annual and per meeting fees, as well as to exculpation, indemnification, insurance and reimbursement for expenses as described in Proposals 1 and 2 above, which compensation may be subject to change from time to time during the term of their service as external directors in accordance with the relative compensation mechanism set forth in the Companies Law Regulations (Rules on Remuneration and Expenses of External Directors), 2000. If Proposal 7 is approved, we intend to grant each of Ms. Hanover and Mr. Glazer options to purchase our ordinary shares. For details, please see Proposal 7 below.

Biographical information concerning Mr. Eytan Glazer and Ms. Lauri A. Hanover, the nominees for reelection as external directors, is set forth below.

External Directors Standing for Reelection

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

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Lauri A. Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Since August 2013, Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover also served as an external director for Ellomay Capital Ltd. from November 2003 until November 2009. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Required Vote

The affirmative vote of at least a majority of the votes of the shareholders present and voting at the Meeting on this proposal in person or by proxy is required for the approval of the resolution set forth above, provided that either (i) such majority includes at least a majority of the shares voted by shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed 2% of the outstanding voting power in the Company. Under applicable Israeli law, in order for a vote on this proposal to be counted, the voting shareholder must notify the Company whether he or she has a personal interest in the vote. In order to avoid confusion in the voting and tabulation process of shareholders votes, the enclosed form of proxy includes a certification that, unless otherwise indicated in the form of proxy, you do not have a personal interest in Proposals 3 and 4 and you are not a Controlling Shareholder.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each nominee):

“RESOLVED, that Mr. Glazer be, and hereby is, reelected to serve as a member of the board of directors of SodaStream International Ltd., as an external director, for a three-year term commencing February 8, 2014 and ending on February 7, 2017.”

“RESOLVED, that Ms. Hanover be, and hereby is, reelected to serve as a member of the board of directors of SodaStream International Ltd., as an external director, for a three-year term commencing February 8, 2014 and ending on February 7, 2017.”

Our board of directors recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 5

APPROVAL OF A COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

Under a recent amendment to the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of exculpation from liability – must comply with the company’s compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long-term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

The compensation policy is required to be adopted by no later than January 12, 2014 and is to be approved by the board of directors, following the recommendation of the compensation committee, and by a special majority of the shareholders, in that order. Under the Companies Law, the compensation committee and board of directors can adopt the compensation policy if it is not approved by the shareholders provided that they thereafter determine that the compensation policy is not prejudicial to the Company.

In November 2013, our board of directors approved, following the recommendation of our compensation committee, a Compensation Policy for Office Holders in the form attached hereto as Annex A (the “Compensation Policy” or the “Policy”). In approving the Compensation Policy, our compensation committee and board of directors considered the various factors set forth in the Companies Law as specified above.

Required Vote

The affirmative vote of at least a majority of the votes of the shareholders present and voting at the Meeting on this proposal in person or by proxy is required for the approval of the resolution set forth above, provided that either (i) such majority includes at least a majority of the shares voted by shareholders who are not Controlling Shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders, who are not Controlling Shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed 2% of the outstanding voting power in the Company. Under applicable Israeli law, in order for a vote on this proposal to be counted, the voting shareholder must notify the Company whether he or she has a personal interest in the vote. In order to avoid confusion in the voting and tabulation process of shareholders votes, the enclosed form of proxy includes a certification that, unless otherwise indicated in the form of proxy, you do not have a personal interest in Proposal 5 and you are not a Controlling Shareholder.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Compensation Policy, in the form attached as Annex A to SodaStream International Ltd.’s Proxy Statement, dated November 17, 2013, be and it hereby is, approved.”

Our board of directors recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 6

APPROVAL OF AN INCREASE TO THE NUMBER OF ORDINARY SHARES

RESERVED UNDER THE COMPANY’S 2010 ESOP

Background

In 2007, we adopted the 2007 Employee Share Option Plan (the “2007 ESOP”) and, in October 2010, we adopted the 2010 Employee Share Option Plan (the “2010 ESOP”). The 2010 ESOP allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The 2010 ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us.

We currently have outstanding options to purchase our ordinary shares and Restricted Share Units (“RSUs”) that were granted under our 2007 ESOP and 2010 ESOP. As of October 31, 2013, options to purchase up to 112,418 ordinary shares were outstanding under our 2007 ESOP, with a weighted average exercise price of $5.19 per share, options to purchase up to 1,647,026 ordinary shares were outstanding under our 2010 ESOP, with a weighted average exercise price of $34.66 per share and RSUs with respect to 32,722 ordinary shares were outstanding under the 2010 ESOP. As of such date, no ordinary shares which are not subject to outstanding options or other equity awards remained available for issuance under the 2007 ESOP or the 2010 ESOP.

Proposed Increase to the Number of Ordinary Shares Reserved Under the Company's 2010 ESOP and Amendment thereto

The compensation committee and board of directors have approved an amendment to the 2010 ESOP to increase the total number of ordinary shares reserved and available for issuance under the 2010 ESOP by 290,000 ordinary shares (the “Additional Reserved Shares”). The Additional Reserved Shares, together with the ordinary shares which are subject to outstanding options or other awards under the 2007 ESOP and 2010 ESOP as of October 31, 2013, constitute 9.98% of the issued and outstanding share capital of the Company as of October 31, 2013.

Under the Companies Law, we are not required to receive shareholder approval for changes to our 2010 ESOP, including increases to the number of shares reserved and available for future grants. We are seeking approval of our shareholders as required by the NASDAQ Listing Rules and in order for the Additional Reserved Shares to be eligible to qualify as incentive stock options.

If the increase to the total number of ordinary shares reserved and available for issuance under the 2010 ESOP is approved by our shareholders:

•	section 7.1 of the 2010 ESOP will be revised to read as follows: “2,240,000 authorized but unissued Shares (and/or previously issued Shares (such issued Shares, if any, being held in trust for such purpose or held as dormant Shares by the Company or its Affiliates)), shall be reserved for the purposes of the ESOP, subject to adjustment as set forth in Section 10 below;” and

•	section 7 of Addendum A to the 2010 ESOP (known as the “U.S. Sub-Plan”), other than the heading thereof, will be revised to read as follows: “For purposes of this U.S. Sub-Plan, Section 7.1 shall be amended to insert the following sentence as the second sentence thereof: Subject to the provisions of Section 10 of the ESOP, the maximum aggregate number of Shares that may be issued under the ESOP pursuant to Incentive Share Options shall not exceed 2,240,000 Shares, unless such number is increased by such corporate approval as required under law.”

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Summary of the Material Terms of the 2010 ESOP

The normal vesting schedule for options granted under the 2010 ESOP provides that 25% of the options will vest one year after the date of grant and 6.25% will vest at the end of each quarter thereafter for 12 quarters. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant if not exercised earlier. Options granted on or after February 23, 2012 but prior to February 26, 2013, will expire six years after the date of grant if not exercised earlier. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her options will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has 12 months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

Under certain circumstances, ordinary shares underlying awards previously granted under the 2010 ESOP may again become available for grant. Such circumstances include if an award should expire or become unexercisable without having been exercised in full.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to most of our Israeli participants in the 2010 ESOP under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. Options and shares granted or issued to Israelis in accordance with the capital gains track under the 2010 ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant or issuance. Under the capital gains track, we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Our compensation committee administers the 2010 ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the 2010 ESOP. The compensation committee determines the eligible individuals who receive options or other awards under the 2010 ESOP, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised, and the other terms and conditions of the options or other awards, all in accordance with the provisions of the 2010 ESOP.

Participants in the 2010 ESOP may not transfer their options or other awards except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares subject to awards and exercise prices, if applicable.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any award agreement in effect before the transaction, any unexercised awards will be replaced by equally ranking awards of the successor company. If the successor company refuses to issue replacement awards, the vesting and exercisability of outstanding awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The 2010 ESOP defines a transaction as (a) a merger, acquisition or reorganization of the Company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the Company’s assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10 day period to participate in a liquidation distribution. In 2012, as part of approving our CEO’s long-term incentive plan, our shareholders, approved that in the event of a change of control in the Company, all options granted previously to the CEO will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013, our compensation committee and board of directors approved the same option acceleration for all of our then executive officers of the Company.

Our compensation committee and/or board of directors may at any time amend or terminate the 2010 ESOP; however, any amendment or termination may not adversely affect any options or other awards granted under the 2010 ESOP prior to such action. The 2010 ESOP provides that if the board of directors desires, it can, with the consent of the award holder, cancel an outstanding award or amend an outstanding award, including, if applicable, the exercise price. For amendments affecting our officers, compensation committee and/or shareholder approval may also be necessary.

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Registration with SEC

The Company intends to file a Registration Statement covering the additional shares authorized for issuance under the 2010 ESOP, as amended, with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is necessary to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the number of ordinary shares reserved and available for issuance under SodaStream International Ltd.’s 2010 Employee Stock Option Plan by 290,000 ordinary shares.”

Our board of directors recommends that you vote “FOR” the proposed resolution.

PROPOSAL NO. 7

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S

NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, remuneration of the members of the Company’s board of directors requires, in addition to the compensation committee and board of directors’ approval, shareholder approval.

Each of our current non-employee directors, including our external directors, was granted options to purchase 30,000 of our ordinary shares upon the consummation of our IPO, at an exercise price of $20.00 per share. Such options vested on each of the first, second and third anniversaries of the date of grant. As such, as of November 8, 2013, all such options are vested.

Our compensation committee and our board of directors approved a grant of options to purchase 20,000 of our ordinary shares to each of our non-employee directors, including our external directors (namely, Messrs. Yuval Cohen, David Morris and Eytan Glazer and Ms. Lauri A. Hanover), subject to shareholder approval, their reelection at the Meeting and the approval of the increase to the total number of ordinary shares reserved and available for issuance under the 2010 ESOP under Proposal 6 above.

The date of grant of the options will be the date of the Meeting and the exercise price per share will be the closing price of our ordinary shares on such date. The options will vest over three years as follows: 6,666 of the options will vest on the first anniversary of the Meeting and 6,667 of the options will vest on each of the second and third anniversaries of the Meeting. The options will be granted under the 2010 ESOP and subject to the terms thereof. The exercise period of the options is five years from the date of grant.

Required Vote

If the Company’s Compensation Policy is adopted pursuant to Proposal 5 above, approval of the below resolution will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions). If the Company’s Compensation Policy is not adopted pursuant to Proposal 5 above, approval of the below resolution will require the same majority required for the adoption of the Company’s Compensation Policy under Proposal 5 above.

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Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grants of options to purchase 20,000 ordinary shares to each of SodaStream International Ltd.’s non-employee directors, as described in SodaStream International Ltd.’s Proxy Statement, dated November 17, 2013 be, and hereby are, approved.”

Our board of directors recommends that you vote “FOR” the adoption of this resolution.

PROPOSAL NO. 8

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL,
AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

The audit committee of the board of directors recommends that the shareholders appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2013, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

The following table provides information regarding fees billed by our accountants to us for the years ended December 31, 2011 and 2012. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2011	2012
	(U.S. dollars)
Audit Fees	1,004,563	1,158,276
Audit-Related Fees	250,331	—
Tax Fees	—	—
Total	1,245,894	1,158,276

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2011, “Audit-Related Fees” include fees billed for assurance and related services regarding our follow-on offering. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is necessary to approve the resolution set forth below.

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Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the board of directors of SodaStream International Ltd., upon recommendation of the audit committee, to determine their annual compensation.”

Our board of directors recommends that you vote “FOR” the adoption of this resolution.

CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Meeting, the auditors’ report and our audited consolidated financial statements for the fiscal year ended December 31, 2012 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2012 (filed with the SEC on April 16, 2013), may be viewed on our website www.sodastream.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On April 16, 2013, the Company filed with the SEC its Annual Report on Form 20-F for the year ended December 31, 2012. On October 30, 2013, the Company submitted to the SEC under the cover of Form 6-K its results of operations for the nine months ended September 30, 2013. Shareholders may obtain a copy of these documents without charge at www.sodastream.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors
Airport City, Israel
November 17, 2013

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Annex A

SODASTREAM INTERNATIONAL LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

I. Preamble

In accordance with the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law”), this document states the terms of SodaStream International Ltd.’s Compensation Policy for its “Office Holders” (as such term is defined in the Companies Law) (the “Compensation Policy”).

The effective date of this Compensation Policy is the date of its approval by SodaStream’s shareholders and it shall serve as the Compensation Policy of SodaStream International Ltd. (“SodaStream” or the “Company”), as required by the Companies Law.

The adoption of this Compensation Policy will not grant any of SodaStream’s current or future Office Holders a right to receive any components of compensation set forth in this Compensation Policy or otherwise. The components of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her and in accordance with the requirements of the Companies Law and the regulations promulgated thereunder. Nothing in this Compensation Policy shall be deemed to provide any rights or remedies to any person.

This Compensation Policy will apply to compensation of Office Holders determined after its effective date and will not, and is not intended to, apply to or be deemed to amend employment and/or compensation terms of Office Holders existing prior to such date. The current terms of employment and compensation of Mr. Daniel Birnbaum, the Company’s current Chief Executive Officer, including the terms approved at the meeting of the Company’s shareholders held on December 20, 2012 and as described in the Company’s proxy statement, as amended, filed with the U.S. Securities and Exchange Commission on November 23, 2012, shall be deemed incorporated by reference in this Compensation Policy, and this Compensation Policy shall not otherwise relate to the terms of employment and compensation of Mr. Birnbaum.1

In this Compensation Policy, the term “Non-Executive Director” is defined as a member of the Company’s board of directors (the “Board of Directors”) who is not employed by the Company or one of its subsidiaries in any other position.2 Unless expressly stated otherwise, this Compensation Policy relates to all Office Holders other than Non-Executive Directors and the Company’s Chief Executive Officer.3

1 Since the current terms of employment and compensation of Mr. Birnbaum, the Company’s current Chief Executive Officer, existed and were duly approved prior to the adoption of this Compensation Policy, Mr. Birnbaum’s terms of employment are excluded for the purposes of the limitations in this Compensation Policy, including the Fixed-Variable Ratio, and were disregarded in determining them.

2 To the extent the Company shall have an active chairman or active vice-chairman of the board, such person would not be considered as a Non-Executive Director.

3 References in this Compensation Policy to the employment or terms of employment of Office Holders shall also apply to the provision of services by Office Holders under a service contract (whether with such Office Holder or an entity controlled by him or her), mutatis mutandis. References to base salaries with respect to Office Holders with a service contract would mean the base fees payable under such contract. Value Added Tax payable by the Company under such service contract, if any, will not be considered or deemed to be part of an Office Holder’s compensation.

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II. Company Philosophy and Compensation Policy Objectives

SodaStream believes that an effective executive compensation program is one that is designed to reward achievements and performance of its Office Holders and which aligns their interests with those of the Company and its shareholders. To achieve this, the fixed components (i.e., base salary, benefits and perquisites) of an Office Holder’s total compensation package will generally not be higher compared with the market, and a significant portion of an Office Holder’s total compensation package will generally be comprised of variable compensation components. SodaStream also seeks to ensure that its ability to attract and retain superior employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the total compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

In formulating this Compensation Policy, SodaStream has considered, among other things, the following considerations:

•	advancing the objectives of the Company, its work plan and long-term strategy;

•	creating appropriate incentives to Office Holders of the Company, taking into account, among other things, the risk management policies of the Company;

•	the Company’s size, complexity and the nature and landscape of its operations, including that the Company is a global company headquartered in Israel operating throughout the value chain;

•	regarding those sections of the Compensation Policy that provide for variable compensation components – the Office Holder’s contribution to achieving corporate objectives and profit maximization, with a long-term perspective and in accordance with the role and position of the Office Holder with the Company.

In determining the compensation for each Office Holder, among other relevant factors, the following considerations shall be taken into account:

•	the education, professional experience and achievements of the Office Holder;

•	the Office Holder’s position in the Company (including geographical considerations), scope of responsibilities and contribution to the Company;

•	the circumstances of the Office Holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any);

•	a comparison of the terms of compensation of the Office Holder to the terms of compensation of other Office Holders in the Company, and to the extent such information is timely available, to terms of compensation of executives in similar positions in peer-group companies; and

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•	a comparison of the total cost of compensation of the Office Holder and the Cost of Salary (as such term is defined in Part A of the First Addendum to the Companies Law) of all Israeli employees of the Company (including, to the extent applicable, Manpower Contractors Engaged by the Company (as such term is defined in Part A of the First Addendum to the Companies Law)), other than the Office Holder, if applicable, and most notably the ratio between the compensation of Office Holders and the median and average salary of all such Company employees, and the ramifications of such ratio on the labor relations of the Company. For the year ended December 31, 2012, the ratio between the highest total compensation package of an Office Holder (excluding Non-Executive Directors and the current Chief Executive Officer) and the median and average salary of all such Company employees was 1:22 and 1:18, respectively. The Compensation Committee and the Board of Directors determined that said ratios are reasonable taking into account the size, complexity and the nature of the Company and its operations and are not expected to have an adverse effect on the labor relations of the Company.

To the extent relevant, necessary and available, peer-group companies will be selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account a number of factors, which may include: market capitalization, type of industry, location of listing of the Company’s securities, level of revenues, number of employees, geographical considerations, factors of relevance to the particular Office Holder’s role and other factors that will be considered relevant to the comparison.

III. Compensation Components

 The compensation package of Office Holders may consist of one or more of the following components:

(i)	base cash compensation;

(ii)	benefits and perquisites;

(iii)	annual performance-based cash incentives and other discretionary cash compensation;

(iv)	long-term equity-based compensation (such as options to purchase the Company’s ordinary shares or other equity-based instruments, including restricted stock units, restricted stock and stock appreciation rights, (collectively, “Equity Awards”)); and

(v)	retirement and termination of service arrangements.

The total compensation package and components thereof may vary between Office Holders, taking into account the factors described above. To reflect the Company’s philosophy and Compensation Policy objectives, with respect to any Office Holder, the ratio between the fixed compensation components and the variable compensation components in any given year on an annual basis shall not be more than 1:8 (the “Fixed-Variable Ratio”). Discretionary bonuses, including one-time cash payment upon recruitment or promotion, and retirement and termination benefits, as described below, shall be disregarded and not taken into account for the purposes of calculating the Fixed-Variable Ratio.

A.	Base Cash Compensation (Base Salary)

The monthly gross base salary of any one of our Office Holders shall not exceed NIS 100,0004. The monthly gross base salary may be increased from time to time, subject to the aforesaid limit.

4 This amount shall be linked to the Israeli Consumer Price Index (“CPI”) and shall only be updated to reflect increases in the CPI with the base CPI being the CPI for October 2013.

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B.	Benefits and Perquisites

 Certain benefits and perquisites for our Office Holders are provided in order to comply with legal requirements, while others serve as an additional component of the compensation packages offered to Office Holders.

Benefits and perquisites, including those which are required or facilitated under local laws or are customary in the relevant jurisdiction may include, among others, the following:

•	contributions to pension funds and/or similar schemes such as manager’s insurance programs;

•	contributions to education funds;

•	car allowance or company car and related benefits, including tolls;

•	reimbursement of travel expenses;

•	gross-up mechanisms;

•	annual vacation days and the ability to carry-over unused vacation days;

•	sick leave;

•	redemption of unused vacation days for cash;

•	recuperation pay;

•	health insurance and medical expenses;

•	disability insurance;

•	relocation expenses;

•	housing and/or related expenses;

•	meal programs;

•	cellular/smart phone expenses;

•	laptop computer and accessories and communication expenses;

•	reimbursement of out of pocket expenses;

•	membership fees in professional associations;

•	subscriptions to business newspapers, trade magazines and other relevant literature.

Certain benefits and perquisites may be subject to Company policies, as in effect from time to time.

At the request of an Office Holder, the Company may, in its discretion, agree to pay to him or her amounts payable to pension funds or similar schemes, to education funds or in respect of other social benefits payable to institutions which are in excess of the maximum allowance for tax exemption purposes, provided that the Office Holder agrees to be liable for any tax liabilities in respect thereof.

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C.	Annual Performance-Based Cash Incentive Compensation and Other Cash Compensation (Cash Bonuses)

1.	Annual Cash Bonus

a.	General

Cash bonuses may be paid to Office Holders on an annual basis (the “Annual Cash Bonus”). For each fiscal year, the Company will set an annual target bonus for each Officer Holder, which amount shall not exceed 50% of the Office Holder’s annual gross base salary (the “Annual Target Bonus”). An Office Holder’s maximum Annual Cash Bonus will not exceed 200% of the Annual Target Bonus (i.e., 100% of the Office Holder’s annual gross base salary). The entitlement to and the amount of the Annual Cash Bonus will be dependent upon the achievement of particular financial targets and/or personal targets, as explained below, with each of these targets assigned a particular weight.

The financial targets, including with respect to the Eligibility Threshold (as discussed below), will be: (i) measurable and will be determined based on the annual budget approved by the Board of Directors for the relevant fiscal year; and (ii) derived from various metrics, which may include, among others: revenues, gross profit, operating profit, EBITDA, net profit and net profit before tax.

The achievement of the financial targets, including with respect to the Eligibility Threshold, shall be calculated based on the consolidated audited annual financial statements of the Company for the applicable fiscal year. To the extent relevant, one-time extraordinary events, as well as acquisitions, divestures, and organizational changes shall be excluded.

b.	Eligibility

Following the approval of the Company’s annual budget by the Board of Directors, the Company shall set one or more financial targets. For any Office Holder to be eligible to receive an Annual Cash Bonus at least 80% of each of said financial targets must be achieved (the “Eligibility Threshold”). The Board of Directors is authorized to raise, from time to time, the Eligibility Threshold previously set with respect to one or more of the financial targets, including following the end of the relevant fiscal year and including if, as a result of such action, Office Holders would not be entitled to an Annual Cash Bonus that would have otherwise been payable.

In addition, to be eligible for an Annual Cash Bonus, the Office Holder must be actively employed by the Company or one of its subsidiaries during the relevant year to which the bonus relates, which condition may be subject to additional limitations, which may include being employed for a minimum period of time during the relevant year or through a certain date (for example, such as being employed at the time the Annual Cash Bonus is being paid).

c.	Calculating the Annual Cash Bonus

Provided that the Eligibility Threshold has been achieved, the Annual Cash Bonus that an Office Holder may be entitled to will be calculated on the basis of the achievement of:

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•	particular financial targets[5], which may account for 60-100% of the Annual Cash Bonus; and

•	personal targets, which may or may not include measurable criteria and which may account for 0-40% of the Annual Cash Bonus.

For each fiscal year, the Company shall adopt a plan which shall set forth, for each Office Holder, the financial targets and the personal targets, the weight that will be assigned to each target and the specific rules and the formula that will be used for the calculation of the Annual Cash Bonus.

2.	Discretionary Bonus

Office Holders may receive a discretionary cash bonus of up to 4 monthly gross base salaries (the “Discretionary Bonus”) in any given year. The Discretionary Bonus shall not be subject to the achievement of the financial targets and/or personal targets, including the Eligibility Threshold and may be in addition to the Annual Cash Bonus. A Discretionary Bonus may be given for any reason, including, without limitation, for special contributions, achievements, assignments and efforts, all as shall be determined by the Company.

In addition, Office Holders may be awarded a fixed one-time cash payment upon recruitment or promotion, which shall not exceed 6 monthly gross base salaries.

3.	Conversion to Equity

If agreed to by the Office Holder, the Compensation Committee and Board of Directors will have discretion to convert all or a portion of an Office Holder’s Annual Cash Bonus, in lieu of cash, into Equity Awards and to specify their vesting (and other) terms, provided that the aggregate economic value of such Equity Awards at the time of the grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), does not exceed 100% of the gross amount of the portion of the Annual Cash Bonus being converted.

D.	Long-term Equity Based Compensation

The annual value of Equity Awards at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will be subject to the Fixed-Variable Ratio. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest.

Equity Awards will not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances.

The terms and conditions of Equity Awards shall be governed by the Company's existing or future equity incentive plans and applicable law. Notwithstanding the terms of Equity Awards, in the event of a change of control event, vesting of options and/or other Equity Awards may be accelerated as determined by the Company’s Board of Directors or the Compensation Committee.

5 One or more of the particular financial targets may be identical to the financial targets used to set the Eligibility Threshold.

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E.	Retirement and Severance Package

When determining the terms of retirement and/or termination benefits, the following considerations will be taken into account, among other things:

•	the amount of time the Office Holder spent with the Company (the “Time of Service”);

•	the terms of his or her compensation during the Time of Service;

•	the Company’s performance during the Time of Service;

•	the Office Holder’s contribution to the achievement of the Company’s goals and attainment of revenues; and

•	the circumstances surrounding the Office Holder’s departure.

The retirement and/or termination benefits, whether or not retirement and/or termination were at the behest of the Company or the Office Holder, may include, among others, the following benefits:

•	Advance notice – Advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 4 months. During such period of time, the Company will generally be entitled to discontinue the Office Holder’s employment, and, in its discretion, to make payment of the amounts he or she would be entitled to through the end of such period.

•	Severance pay – Under Israeli law, employees are generally entitled to severance pay equal to 100% of the employee’s gross base salary for the last month of employment multiplied by the number of years, including parts of years, of his or her employment with the Company (including notice periods). As such, retirement and/or termination benefits may include the transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes such as manager’s insurance programs, on account of severance pay, as well as additional amounts such that contributions on account of severance pay reflect the Office Holder’s most recent monthly gross base salary.

•	Contribution to funds – The transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes, such as manager’s insurance programs, other than on account of severance pay, and to education funds.

•	Transition period – Office Holder’s may be entitled to a transition period of up to 6 months during which time he or she may continue to receive his or her compensation, however, he or she shall not be granted new Equity Awards and shall not be entitled to an Annual Cash Bonus in respect of the transition period. In addition, the transition period shall be disregarded for the purposes of vesting of Equity Awards.

•	Retirement Bonus – Office Holder’s may be given a cash bonus of up to 4 monthly gross base salaries upon retirement.

IV. Non-Executive Directors

Non-Executive Directors may be entitled to:

•	an annual cash retainer not to exceed U.S. $30,000, and in the case of the Chairman of the Board of Directors, not to exceed U.S. $60,000;

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•	a per meeting fee not to exceed U.S. $500 for any board or committee meeting attended and a fee not to exceed U.S. $250 per written resolution of the board or a committee thereof;

•	refund of expenses; and

•	to participate in SodaStream’s equity incentive plans or to otherwise receive Equity Awards.

The annual value of Equity Awards to a Non-Executive Director at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will not exceed, U.S. $300,000. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest. The Equity Awards shall not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances. The terms of the Equity Awards may provide, among other things, that they may be exercised on a net exercise or cashless basis.

Notwithstanding the above, Non-Executive Directors who are subject to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000 (the “Remuneration of External Directors Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, may be entitled to remuneration and refund of expenses in accordance therewith, including the relative compensation mechanism specified in sections 8A and 8B of the Remuneration of External Directors Regulations.

V. Compensation Recovery (“Claw-back”)

In the event of an accounting restatement in the Company’s financial statements, the Company shall be entitled to recover from any Office Holder amounts paid to him or her that would not have been paid but for the incorrect financial data, provided that no more than 24 months have passed since the approval by the Board of Directors of the financial statements of the Company on which basis the payments were made.

The Company will only seek reimbursement from an Office Holder to the extent such Office Holder would not have been entitled to all or a portion of the payments made to him or her, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recovered, including if repayment will be made either on a pre-tax or an after-tax basis, and for setting terms for such recovery from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in any one of the following events:

•	a financial restatement required because of changes in applicable financial reporting standards;

•	transactions that require retroactive restatement (e.g., discontinued operations);

•	reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes;

•	with respect to an individual Office Holder, if he or she did not actually know or, in the performance of his or her duties, would not reasonably be expected to have known, of the basis for the restatement and that the financial data included in the financial statements was inaccurate; and

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•	the Compensation Committee and/or the Board of Directors determined that (i) it would be unreasonable or impracticable to seek reimbursement, (ii) that there is a low likelihood of success under relevant governing law or (iii) it is not worthwhile taking into account the cost and effort that may be involved.

Nothing in this section derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

VI. Exculpation, Indemnification and Insurance

In addition, Office Holders, including Non-Executive Directors, may be entitled:

•	to exculpation from liability to the fullest extent permitted by applicable law;

•	to indemnification for liabilities and expenses to the fullest extent permitted by applicable law;

•	to be covered by “Directors and Officers Insurance” at the expense of the Company, which may include “run-off” provisions, covering Office Holders for a period of up to seven (7) years after the termination of their services with the Company, or the resolution of existing claims, the later of the two.

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FORM OF PROXY CARD

SodaStream

International Ltd.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of record of SodaStream International Ltd. (hereinafter: the “Company”) at the Annual General Meeting of the Shareholders to be held on December 23, 2013, at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment thereof.

Pursuant to Israeli law, in order to satisfy specific majority requirements, we are required to ask you if you are a “controlling shareholder” of the Company or have a “personal interest” with respect to Proposals 3, 4, 5 and if applicable, Proposal 7 (as described in the proxy statement).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

SodaStream International Ltd.

December 23, 2013

(Please use BLOCK CAPITALS)

I __________________        of ________________________________________________,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint any of Daniel Erdreich, the Company’s Chief Financial Officer, or Eyal Shohat, the Company’s Chief Legal Officer, or any substitute appointed by any one of them, as my proxy to vote for me and on my behalf at the Annual General Meeting to be held on December 23, 2013 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

Pursuant to Israeli law, shareholders are required to notify us whether or not they have a “personal interest” in connection with Proposals 3, 4, 5 and if applicable, Proposal 7. If the undersigned has not indicated with respect to each of Proposals 3, 4, 5 and, if applicable Proposal 7, that the undersigned is a “controlling shareholder” of the Company or has a “personal interest” in such proposals, then, by signing below, the undersigned certifies that the undersigned is not a “controlling shareholder” of the Company and the undersigned does not have a “personal interest” in the relevant proposal.

		FOR	AGAINST	ABSTAIN
1. TO REELECT Mr. Yuval Cohen as a Class II director of SodaStream International Ltd. to hold office until the annual meeting of shareholders to be held in 2015.	3. TO REELECT Mr. Eytan Glazer as an external director of SodaStream International Ltd., to hold office for a three-year term commencing February 8, 2014 and ending on February 7, 2017.	☐	☐	☐
FOR AGAINST ABSTAIN		YES
☐ ☐ ☐	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the reelection of Mr. Eytan Glazer as an external director of the Company?	☐

2. TO REELECT Mr. David Morris as a Class III director of SodaStream International Ltd. to hold office until the annual meeting of shareholders to be held in 2016.	4. TO REELECT Ms. Lauri A. Hanover as an external director of SodaStream International Ltd., to hold office for a three-year term commencing February 8, 2014 and ending on February 7, 2017.	☐	☐	☐
YES
FOR AGAINST ABSTAIN ☐ ☐ ☐	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the reelection of Ms. Lauri A. Hanover as an external director of the Company?	☐

	5. TO APROVE the Company’s compensation policy for its office holders.	☐	☐	☐

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Company’s compensation policy?

	6. TO APPROVE an increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Share Option Plan by 290,000 ordinary shares.	☐	☐	☐

	7. TO APPROVE the grant of options to the Company’s non-employee directors, including its external directors.	☐	☐	☐
YES
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the grant of options to the Company’s non-employee directors, including its external directors?	☐

	8. TO APPROVE AND RATIFY the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.	☐	☐	☐

Note : On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated: ____________ Name: _________________ Signature: __________________

To be valid, this form of Proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than 48 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6673 (Attn: Eyal Shohat); scan and email it to eyals@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel.

1.	Any alterations to this form must be initialed.
2.	Completion and return of this form of Proxy will not prevent a shareholder from attending and voting in person at the Meeting.
3.	The complete form of the proposed resolutions and any ancillary documents may be viewed – at the offices of the Company at its above mentioned address, on Sunday –Thursday between the hours 9:00 a.m. – 1:00 p.m., upon prior coordination with Eyal Shohat at +972-3-763-2301.